Exhibit 99.1

OUR MISSION IS TO FACILITATE LIFE SCIENCE INNOVATIONS TO SERVE UNMET MEDICAL NEEDS Corporate Presentation NASDAQ Global Market: APM 1

© Copyright 2019 Aptorum GroupLimited Certain information included in this presentation and other statements or materials published by Aptorum Group Limited (the “Company”) are not historical facts but are forward - looking statements. These forward - looking statements refer in particular to the Company’s management’s business strategies, its expansion and growth of operations, future events, trends or objectives and expectations, which are naturally subject to risks and contingencies that may lead to actual results materially differing from those explicitly or implicitly included in these statements . Forward - looking statements speak only as of the date of this presentation and, subject to any legal requirement, the Company does not undertake to update or revise the forward - looking statements that may be presented in this document to reflect new information, future events or for any other reason and any opinion expressed in this presentation is subject to change without notice . Such forward looking statements are for illustrative purposes only . Forward - looking information and statements are not guarantees of future performances and are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of the Company . These risks and uncertainties include among other things, the uncertainties inherent in research and development of new products, including future clinical trial results and analysis of clinical data (including post - marketing data), decisions by regulatory authorities, such as the Food and Drug Administration or the European Medicines Agency, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labelling and other matters that could affect the availability or commercial potential of such product candidates . A detailed description of risks and uncertainties related to the Company’s activities is included under the “Risk factors” section of the Company’s Prospectus (File No . 333 - 227198 ) filed with the Securities and Exchange Commission on December 4 , 2018 and is available on the Company’s website (www . aptorumgroup . com) . This presentation contains statistics, data and other information relating to markets, market sizes, market shares, market growth, market positions and other industry data pertaining to the Company’s business and markets . Such information is based on the Company’s analysis of multiple internal and third party sources, including information extracted from market research, governmental and other publicly available information, independent industry publications and information and reports . The Company, its affiliates, shareholders, directors, officers, advisors, employees and representatives have not independently verified the accuracy of any such market data and industry forecasts . Such data and forecasts are included in this presentation for information purposes only . This presentation does not contain or constitute an offer of securities for sale or an invitation or inducement to invest in securities in the United States or any other jurisdiction . This presentation includes only summary information and does not purport to be comprehensive . No reliance should be placed on the accuracy or completeness of the information or opinions contained in this presentation . DI SCLA IMER 2

APTORUM SUMMARY



A) Aptorum Group (Nasdaq: APM) is a Hong Kong based biopharmaceutical company currently with market capitalization over USD400m;

B) Management and board of directors with diverse background and accomplishments in finance, healthcare industry;

C) 12technologies (from 11exclusive licenses) under development

D) Non-antibiotic approach intended for the treatment of infections caused by MRSA

E) Modulation of gut microbiota metabolites for the treatment of various diseases.


ACQUIRE
ADVANCE
CREATE


Clinical Trials

* Decisions on whether to continue development and commercialization of our early-stage projects would heavily depend on the relevant preclinical and clinical data and trial results. The Company expects to follow the business model outlined above.

3

For illustrative purposes only. There is no guarantee of any project being completed or having a specific outcome.

© Copyright 2019 Aptorum Group Limited

APTORUM

LEADERSHIP



MR. IAN HUEN

Founder, Chief Executive Officer and Executive Director

- Over 15years in global asset management
- UShealthcare equity research analyst at Janus Henderson Group
- Trustee board member of Dr. Stanley Ho Medical Development Foundation
- CFA, Princeton University (Econ)



MR. DARREN LUI

President, Chief Business Officer and Executive Director

- Over 13years in global capital market
- Extensive exposure in UK, Singapore, US.
- ICAS, CFA & Associate of Chartered Institute of Securities & Investments (UK)
- First-Class Honors from Imperial College (Biochemistry)



DR. CLARK CHENG

Chief Medical Officer and Executive Director

- Almost 10years working in Raffles Medical Group as Operations Director and Deputy General Manager
- Received medical training at the University College London in 2005 & obtained membership of the Royal College of Surgeons of Edinburgh in 2009
- MBA, University of Iowa



MISS SABRINA KHAN

Chief Financial Officer

- Almost 10years serving US& Asian healthcare companies
- Extensive experience in business development, restructuring, US & Asian IPO, and M&A deals
- Solid accounting experience gained from Big 4
- Advanced China Certified Taxation Consultant
- CPA, the University of Hong Kong (BBA(Acc & Fin))



DR. THOMAS LEE WAI YIP

Chief Executive Officer &
Chief Scientific Officer - Aptorum Therapeutics Limited

- Former Assistant Professor at The Chinese University of Hong Kong (CUHK) specialized in drug delivery and formulation development
- 10years working at Novartis & Celgene
- B.Pharm.(Hons), CUHK; Ph.D. in Pharmaceutical Sciences (Drug Delivery), the University of Wisconsin-Madison

4

© Copyright 2019 Aptorum Group Limited

APTORUM

PROJECT PORTFOLIO

DRUG AND DEVICE CANDIDATES

PROJECTS	CANDIDATE / MODALITY	INDICATION	DEVELOPMENT STAGE						
			Target Identification & Selection	Lead Discovery	Lead Optimization	IND-Enabling	Phase 1	Phase 2	Phase 3
VIDENS' SERIES									
VLS-1	Curcumin-MNP (Medical Imaging Agent for MRI Diagnosis)	Diagnosis of Alzheimer's Disease							
VLS-2	MITA (mTor-independent TFEB activator)	Treatment of Alzheimer's & Parkinson's Disease							
VLS-3	Non-Invasive Retina Imaging Diagnostics	Diagnosis of Alzheimer's Disease							
VLS-4	Imaging Agent for MRI Diagnosis	Diagnosis of Alzheimer's Disease							
ACTICULE'S SERIES									
ALS-1	Small Molecule	Treatment of viral infections caused by Influenza virus A							
ALS-2	Small Molecule	Treatment of bacterial infections caused by Staphylococcus aureus including MRSA							
ALS-3	Small Molecule	Reviving existing antibiotics to overcome drug resistance							
ALS-4	Small Molecule	Treatment of bacterial infections caused by Staphylococcus aureus including MRSA							

Lead Projects   Other Candidates   Device Candidates

5

For illustrative purposes only. There is no guarantee of any project being completed or having a specific outcome.

© Copyright 2019 Aptorum Group Limited

APTORUM

PROJECT PORTFOLIO

PROJECTS	CANDIDATE / MODALITY	INDICATION	DEVELOPMENT STAGE						
			Target Identification & Selection	Lead Discovery	Lead Optimization	IND-Enabling	Phase 1	Phase 2	Phase 3
NATIVUS' SERIES									
NLS-1	Small molecule	Treatment of Endometriosis							
NLS-2	An extract from Chinese yam	Relief of Menopausal Symptoms							
NLS-3	SAC	Treatment of and protection against retinal ischemia/ reperfusion injury							
SCIPIO'S SERIES									
SPLS-1	83b-1 Novel Quinoline Derivative	Treatment of liver cancer							

PROJECTS	CANDIDATE / MODALITY	INDICATION	DEVELOPMENT STAGE					
			Lab-based Phantom Trial	Animal Trial	IDE Application Approval	Safety/Feasibility Clinical Study	Pivotal Clinical Study	Process of obtaining PMA
SIGNATE'S SERIES								
SLS-1	Robotic catheter platform for Intra-operative MRI-guided cardiac catheterization	Heart rhythm disorders by cardiac electrophysiology intervention	On-going					

Lead Projects   Other Candidates   Device Candidates

OTHER KEY PROJECTS			
ALS-DDC	Drug Discovery Center + Chemical Library	Drug discovery by identification and screening of drug molecules for various indications	Setting Up
AML Clinic	Clinic - Talem Medical	Medical Services	Commenced operations in June 2018

6

For illustrative purposes only. There is no guarantee of any project being completed or having a specific outcome.

© Copyright 2019 Aptorum Group Limited

APTORUM

OVERVIEW OF OUR LEAD PROJECTS ALS - 1 INFLUENZA A ALS - 4 STAPHYLOCOCCUS INCLUDING METHICILLIN - RESISTANT S. AUREUS (MRSA) NLS - 1 ENDOMETRIOSIS Population affected: Annual epidemics estimated to result in ~ 3 - 5 million cases of serious influenza infections, causing about 290 , 000 - 650 , 000 deaths each year i , around 50 - 80 % of influenza infections are type A ii . Population affected: 53 million people worldwide carry MRSA i . For example, in U.S., ~126,000 hospitalizations are due to MRSA yearly, where severe infections occur in ~94,000 people each year and are associated with ~19,000 deaths ii . Population affected: ~176 million women globally (  1 in 10 women during their reproductive years) i . ~30 - 40% of women with endometriosis are subject to risk of infertility and may develop complications during pregnancy ii . Market Size: Global Market Size in 2016: US$ 0.60 billion iii . Expected Global Market Size by 2025: US$ 1.2billion iii . Market Size: Global Market Size in 2016: US$ 2.97 billion iii . Expected Global Market Size by 2025: US$ 3.91 billion iii . Market Size: Market Size in 2015: US$ 1.72 billion (across the 7 major countries) iii . Expected Market Size by 2025: just over US$ 2 billion (across the 7 major countries) iii . i. WHO: Influenza (Seasonal), http://www.who.int/en/news - room/fact - sheets/detail/influenza - (seasonal) ii. WHO Global circulation of influenza viruses, http://apps.who.int/flumart/Default?ReportNo=6 iii. Bloomberg: New Drugs Are Coming to Fight Nasty Flu Seasons (9 Feb 2018), https://www.bloomberg.com/news/articles/2018 - 02 - 08/flu - relief - is - coming - as - successors - to - aging - tamiflu - near - marke t i. Roche Annual report 2017, https://www.roche.com/dam/jcr:78519d71 - 10af - 4e02 - b490 - 7b4648a5edb8/en/ar17e.pd f ii. emedicinehealth: MRSA https://www.emedicinehealth.com/mrsa_infection/article_em.htm#how_common_is _mrsa iii. Healthcare Drive: Global Methicillin - resistant Staphylococcus Aureus (MRSA) Drugs Market Analysis and Forecast Predictions, https://www.healthcaredive.com/press - release/20180405 - global - methicillin - resistant - staphylococcus - aureus - mrsa - drugs - market - anal/ 7 For illustrative purposes only. There is no guarantee of any project being completed or having a specific outcome. © Copyright 2019 Aptorum GroupLimited i.Endometriosis.org: Facts about endometriosis, http://endometriosis.org/resources/articles/facts - about - endometriosis/ ii.Washington University Physicians, “Endometriosis”, https://fertility.wustl.edu/getting - started - infertility/infertility - factors/endometriosis/ J. Fisher M. Kirkman, “Endometriosis and fertility: women’s accounts of healthcare”, Human Reproduction, Volume 31, Issue 3, March 1, 2016, Pages 554 – 562, January 11, 2016, https://doi.org/10.1093/humrep/dev337 iii. R&D: Endometriosis Market Expected to Surpass $2 Billion by 2025 (11 Nov 2016) – By Global Data. List of 7 major countries: the US, France, Germany, Italy, Spain, the UK and Japan, https://www.rdmag.com/news/2016/11/endometriosis - market - expected - surpass - 2 - billion - 2025

ALS - 4 8 For illustrative purposes only. There is no guarantee of any project being completed or having a specific outcome. © Copyright 2019 Aptorum GroupLimited Treatment of Bacterial Infections including MRSA by a Non - antibiotic Approach

ALS - 4 Inflammation C a p sule Inhibit phagocytosis • Bacterial infections are mediated by pathogenic or opportunistic bacteria • Successful infections depends on host’s immunity and pathogen’s virulence • Targeting bacterial virulence is an alternative approach to antimicrobial therapy 9 For illustrative purposes only. There is no guarantee of any project being completed or having a specific outcome. © Copyright 2019 Aptorum GroupLimited The figure is modified from Rachel J. Gordon, et al. Clin Infect Dis. (2008)

ALS-4: THE ADVANTAGE OF TARGETING VIRULENCE EXPRESSION-

DISARMING THE BACTERIA

✓ Avoid Bacterial Drug Resistance
✓ Preserve Host Normal Flora

Antibiotics

- Antibiotics are usually broad spectrum and indiscriminate
- Commonly affect normal flora, may lead to super-infection in case of drug resistance

Non-antibiotics

- Not bactericidal, no selective pressure to promote drug resistance
- Pathogen specific, avoid normal flora casualties
- Only reduce pathogenicity of bacteria, bacterial clearing is mediated by host immunity



Antibiotics
Indiscriminate clearance
Non-antibiotics
Directed against pathogen

Sources

1. Köhler T, Perron GG, Buckling A, van Delden C. PLoS Pathog.2010 May 6;6(5):e1000883.
2. Yu X-Q, Robbie G J, Wu Y, Esser M T, Jensen K, Schwartz H I, Bellamy T, Hernandez-Illas M, Jafri H S. Antimicrob Agents Chemother. 2017;61:e01020–16.
3. Milla C E, Chmiel J F, Accurso F J, VanDevanter D R, Konstan M W, Yarranton G, Geller D E. Pediatr Pulmonol. 2014;49:650–658.
4. DiGiandomenico A, Keller A E, Gao C, Rainey G J, Warrener P, Camara M M, Bonnell J, Fleming R, Bezabeh B, Dimasi N, et al. Sci Transl Med. 2014;6:262r.

10

For illustrative purposes only. There is no guarantee of any project being completed or having a specific outcome.

© Copyright 2019 Aptorum Group Limited

APTORUM

THE MECHANISMS OF ALS-4 -
ANTI-GOLDEN PIGMENT AGENT


IPP
FPP
crtM
4,4'-Diapophytoene
crtN
ALS-4
4,4'-Diapophytofluene
crtN
4,4'-Diapo-ζ-carotene
crtN
4,4'-Diaponeurosporene
crtP
4,4'-Diaponeurosporen-4-al
aldH
4,4'-Diaponeurosporenoic acid
crtQ
Glucosyl-4,4'-Diaponeurosporenoic acid
crtO
Staphyloxanthin
Pigment formation
Absence of golden color

- Staphyloxanthin is the golden yellow pigment of *S. aureus*
- The pigment protects the bacteria against oxidative stress produced by our immune cells.
- ALS-4 is intended to suppress one of the key enzymes in the pigment production process
- *S. aureus* without pigments are more susceptible to host immune clearance

mBio (8(5): e01224, 2017))

11
For illustrative purposes only. There is no guarantee of any project being completed or having a specific outcome.
© Copyright 2019 Aptorum Group Limited
APTORUM

in vivo AND in vitro EFFICACY OF ALS - 4 - PRELIMINARY ANIMAL SAFETY ALS - 4 is intended to inhibit S. aureus pigment production with an IC 50 = 20nM DMSO Control ALS - 4 200 nM 100 nM 50 nM 25 nM 12.5 nM 6.25 nM 3.13 nM ALS - 4 is observed to reduce bacterial load in mice C F U /K id n e y in lo g s c a le 0 2 4 6 8 * C F U /K id n e y in lo g s c a le 0 2 4 6 8 Acute treatment Compound concentration: 1 mM; Inoculum: 5 X 10 6 per mouse Treatment: twice for first 7 days, First inject: 30 min after infection Delayed treatment Compound concentration: 1 mM; Inoculum: 2 X 10 7 per mouse Treatment: twice for 7 days, First inject: 11 days after infection 12 For illustrative purposes only. There is no guarantee of any project being completed or having a specific outcome. © Copyright 2019 Aptorum GroupLimited

MECHANISM OF ALS - 2 AND ALS - 3 ALS - 2 is being developed to reduce virulence gene production ALS - 2 is intended to inhibit ClpP ALS - 2 is shown to rescue mice from S. aureus infection ADAPTED FROM: doi : 1 0. 1 073/ pna s . 1 720520 1 1 5 ALS - 3: An antibiotic - potentiating compound by using a non - antibiotic approach 13 For illustrative purposes only. There is no guarantee of any project being completed or having a specific outcome. © Copyright 2019 Aptorum GroupLimited

AWARD WINNING CONCEPT AT ICPIC IN GENEVA, 2017 - NON - ANTIBIOTICS ANTI - VIRULENCE APPROACH This is the first time chemical genetics have been applied in an attempt to tackle MRSA infection . This revolutionary concept and discovery of the applications of chemical genetics, which forms the basis of the discovery of ALS - 2 , ALS - 3 and ALS - 4 , has been highly praised at the 4 th International Conference on Prevention & Infection Control (ICPIC 2017 ) in Geneva, Switzerland . The Company’s Hong Kong team, led by Dr . Richard KAO, won First Place in the Innovation Academy category at the conference . 14 For illustrative purposes only. There is no guarantee of any project being completed or having a specific outcome. © Copyright 2019 Aptorum GroupLimited

ALS - 4 15 For illustrative purposes only. There is no guarantee of any project being completed or having a specific outcome. Preclinical Findings • MRSA has developed resistance to many, if not all, of the existing drugs available for treatment. • ALS - 4 employs a non - antibiotic approach designed to act on a unique therapeutic target to inhibit production of staphyloxanthin, which distinguishes it from other current treatments. • Studies have shown that staphyloxanthin is an important factor in enabling MRSA bacteria to escape from the immune system. • ALS - 4 has been developed to inhibit production of staphyloxanthin without killing the bacteria, which should enable the immune system to clear MRSA. • Current Development Status: Lead Optimization and Ph 1 and in preparation for IND filing. Ph 1 clinical trial is expected to commence in 2020. • ALS - 2 and ALS - 3, which also employ a non - antibiotic approach for the intended treatment of bacterial infections, are currently under active development and are at Lead Optimization stage.

ALS - 1 16 For illustrative purposes only. There is no guarantee of any project being completed or having a specific outcome. © Copyright 2019 Aptorum GroupLimited Treatment of Infections caused by Influenza A Viruses via a Unique Therapeutic Target

ALS-1

- **ALS-1 acts on a unique therapeutic target, nucleoproteins, which distinguishes it from all other currently marketed antiviral drugs which currently experience resistance from Influenza A virus.**
- **Inhibition of virus replication in vitro and outperforms oseltamivir (Tamiflu®) with a lower IC50 (half maximal effective concentration).**
- **Animal studies suggest that ALS-1 has the potential to be developed into a useful anti-influenza therapeutic.**
- **Current Development Status: Lead Optimization and in preparation for IND filing by 2020/2021**


PFU relative to controls in the absence of compounds (%)
120
100
80
60
40
20
0
0.01
0.1
1
10
100
Concentration of compounds (μM)
H1N1(A/WSN/33) with nucleozin
H3N2 (clinical isolate) with nucleozin
H5N1 (A/Vietnam/1194/04) with nucleozin
H1N1(A/WSN/33) with oseltamivir

This figure shows the concentration dependence of ALS-1 in reducing the plaque-forming unit (pfu, a measure of number of infectious virus particulates, which represents the in vitro efficacy of the drug) of human H1N1, H3N2 and H5N1 influenza viruses. The IC_{50} (the concentration of drug at which 50% of the virus is inhibited) for these viruses is between 0.1-1μM. Oseltamivir (curve in red) is included for comparison in terms of in vitro efficacy against H1N1. The curve of ALS-1 is in the left side of the red curve, indicating ALS-1 has a lower IC_{50}.

(Adapted from Nature Biotechnology (28 (6): 600, 2010))


PFU/ml
1.4e+5
1.2e+5
1.0e+5
8.0e+4
6.0e+4
4.0e+4
2.0e+4
0.0
-1 hr
0 hr
1 hr
2 hr
4 hr
6 hr
8 hr
(+)

This figure shows that MDCK cells were infected and ALS-1 (1 μM) was added before infection (−1 h), at the time of infection (0 h) and at 1, 2, 4, 6 and 8 hour after infection as indicated. + = a control without ALS-1. This figure indicates that ALS-1 inhibited viral growth even when added within 6 hours after inoculation of the MDCK cells with the virus, indicating that the antiviral activities of ALS-1 reside on post-entry and post-nuclear events, suggesting that multiple processes involving NP may be affected.

(Adapted from Nature Biotechnology (28 (6): 600, 2010))

17

For illustrative purposes only. There is no guarantee of any project being completed or having a specific outcome.

© Copyright 2019 Aptorum Group Limited

APTORUM

NLS - 1 18 For illustrative purposes only. There is no guarantee of any project being completed or having a specific outcome. © Copyright 2019 Aptorum GroupLimited Treatment of Endometriosis by a Non - hormonal Approach

ENDOMETRIOSIS

Endometrium outside the uterine cavity

A chronic gynecological disorder affecting 10% of woman during reproductive ages with 176 million known cases worldwide[i]


Fallopian tube
Uterus
Ovary
Vagina

Medical Problem

chronic pelvic pain/dysmenorrhea
Infertility ectopic pregnancy/
miscarriage

i.Endometriosis.org: Facts about endometriosis,
http://endometriosis.org/resources/articles/facts-about-endometriosis/

19

For illustrative purposes only. There is no guarantee of any project being completed or having a specific outcome.

© Copyright 2019 Aptorum Group Limited

APTORUM

PATHOPHYSIOLOGY


ectopic
endometrial cells
DC
NK
T
T
T
immune
clearance
proliferating
endometrial cells
Mϕ
Treg
surviving
endometrial cells
Proliferation
Adhesion
Angiogenesis
Peritoneal lining
(ovary, oviduct, ligaments, bowels, etc)



The figure is modified from Human Reproduction Update, Vol.17, No.6 pp. 829–847, 2011

20

APTORUM

Possible hormonal side - effects Med ici ne Surgery Current Treatment for Endometriosis 21 For illustrative purposes only. There is no guarantee of any project being completed or having a specific outcome. © Copyright 2019 Aptorum GroupLimited Potential recurrence

NLS - 1 Studies utilizing mouse endometriosis models demonstrated that administration of NLS - 1 resulted in greater reductions in the size and weight of lesions than Vitamin E, EGCG or the control without any treatment molecule . St u d ies util i z i n g m ouse en d ometrios is m o d els demonstrated that administration of NLS - 1 resulted in greater reductions in angiogenesis than Vitamin E, EGCG or the control without any treatment molecule. S a l in e In Situ Sections pro - EGCG EG CG Vitamin E Sal i n e E G C G 1 2 1 0 8 6 4 2 0 Vitamin E pro - E GC G lesion size (mm3) lesion weight (mg) S a l in e C e ll v iz i o µ CT CD31/ α SMA pro - EGCG EG CG Vitamin E 22 For illustrative purposes only. There is no guarantee of any project being completed or having a specific outcome. © Copyright 2019 Aptorum GroupLimited (Adapted from Angiogenesis (16:59, 2013)) (Adapted from Angiogenesis (16:59, 2013))

PROPHYLACTICS & THERAPEUTICS


Prevention
Saline
Prevention
Water p.o.
Saline / EGCG / Pro-EGCG
-1wk
0wk
4wk
Transplantation
Termination
Treatment
Saline
Treatment
Water p.o.
Saline / EGCG / pro-EGCG
-1wk
0wk
2wk
6wk
Transplantation
Termination
Saline
EGCG
pro-ECCG
Saline
EGCG
pro-EGCG
lesion size (mm²)
Prevention
Treatment
20
18
16
14
12
10
8
6
4
2
0
Saline
EGCG
pro-EGCG

Data generated by Prof. Wang, Chi Chiu Ronald, Department of Obstetrics and Gynaecology, Faculty of Medicine, The Chinese University of Hong Kong

23
For illustrative purposes only. There is no guarantee of any project being completed or having a specific outcome.
© Copyright 2019 Aptorum Group Limited
APTORUM

EFFICACY IN AN ANIMAL MODEL NLS - 1 (Pro - EGCG at different doses and dosing schedule) 24 For illustrative purposes only. There is no guarantee of any project being completed or having a specific outcome. © Copyright 2019 Aptorum GroupLimited Comparison of the efficacy of different treatment in an experimental endometriosis model

Angiogenesis 2013b NLS - 1 General & Reproductive Safety 25 For illustrative purposes only. There is no guarantee of any project being completed or having a specific outcome. © Copyright 2019 Aptorum GroupLimited

NLS - 1 Preclinical Findings • Drug molecule derived from EGCG which is extracted from green tea. • Intended as non - hormonal treatment for endometriosis. • Studies in animal models show reductions in development, growth and angiogenesis of endometriosis greater than EGCG. • Our treatment may provide an alternative to hormonal treatments which typically have undesirable side effects. • Current Development Status: Lead Optimization and in preparation of IND filing by 2020/2021. For illustrative purposes only. There is no guarantee of any project being completed or having a specific outcome. 26

A pp e n d i x 27

SELECTED INCOME STATEMENT SUMMARY (US GAAP) Ten months ended December 31, 2017 Six months ended June 30, 2018 U S $ U S $ Healthcare services income - 26,662 Costs of healthcare services - 22, 7 49 Research and development expenses 2,560,323 1,34 2 ,179 General and administrative fees 1,480,093 2,23 8 ,0 2 5 Legal and professional fees 1,39 5 ,490 1,063,032 Other operating expenses 2 5 7 , 1 7 7 23 5 ,413 Total operating expense 5,69 3 ,0 8 3 4,901,398 Other income (loss) 3,1 3 1, 5 7 6 - 661,206 Net loss attributable to the Company's shar eholder s - 2,547,462 - 5,488,372 Depreciation and amortisation 5 8 ,903 209, 2 67 SELECTED BALANCE SHEET ITEMS (US GAAP) December 31, 2017 June 30, 2018 US $ U S $ Cash and restricted cash 16,725,8 0 7 22,9 2 7 ,198 Total current assets 20, 2 8 3 ,399 26,3 7 1,722 Property, plant and equipment, net 346,5 8 7 4, 2 1 1,321 Intangible assets, net 1 , 4 7 2,707 1,452,486 Total assets 3 1 ,559, 9 82 41,465,225 Convertible debts 480,000 15,6 8 7 , 8 4 7 Total current liabilities 1,3 3 0, 7 34 16,7 8 3,6 4 1 Total liabilities 1,3 3 0, 7 34 16,949, 7 78 Total shareholders' equity 30,229, 2 48 2 4,51 5 , 4 4 7 Working capital* 1 8 ,952,665 9,5 8 8, 0 81 * Total current assets less total current liabilities FINANCIAL OVERVIEW The above financials are extracted based on audited accounts for the ten months ended December 31, 2017 and unaudited accounts for the six months ended June 30, 2018. Past performance is not indicative of future results. 28 © Copyright 2019 Aptorum GroupLimited

FINANCIAL OVERVIEW

(US$) ROUNDED TO THE NEAREST THOUSAND		
Cash and restricted cash, and marketable securities	US$18,698,000 (as of 12/31/2017)	US$25,022,000 (as of 6/30/2018)
Intangible assets, net	US$1,473,000 (as of 12/31/2017)	US$1,452,000 (as of 6/30/2018)
Operating expenses	US$5,693,000 (ten months ended 12/31/2017)	US$4,901,000 (six months ended 6/30/2018)
Convertible debts	US$480,000 (as of 12/31/2017)	US$15,688,000 (as of 6/30/2018)

CAPITAL RAISED IN THE PAST 12 MONTHS

2017

Series A Equity Financing of US$8.6m

2018 APRIL

US$15m Convertible Bond issued to Peace Range Limited, a SPV of Adamas Ping An Opportunities Fund LP.

2018 MAY

Series A Note Offering of US$1.6m

29

The above financials are extracted based on audited accounts for the ten months ended December 31, 2017 and unaudited accounts for the six months ended June 30, 2018.
Past performance is not indicative of future results.

© Copyright 2019 Aptorum Group Limited

APTORUM

IP STATUS OF ALS - 1 30 For illustrative purposes only. There is no guarantee of any project being completed or having a specific outcome. Exclusively licensed Title Country Application No. / Patent No. Publication No. / Grant Publication No. Application Date Expiration date Status Antiviral Compounds And Methods Of Making And Using Thereof US 9212177 (App. No. 12/850,806) 2011/0212975 5 Aug 2010 27 Nov 2031 Granted Antiviral Compounds And Methods Of Making And Using Thereof China 201080044361.6 102596946B 5 Aug 2010 5 Aug 2030 Granted Antiviral Compounds And Methods Of Making Europe 2462138 (App. No. 10805941 . 1) n/a 5 Aug 2010 5 Aug 2030 Granted Antiviral Compounds And Methods Of Making Germany 60 2010 019 171.0 n/a 5 Aug 2010 5 Aug 2030 Granted AL S - 1

IP STATUS OF ALS - 2 and ALS - 3 31 For illustrative purposes only. There is no guarantee of any project being completed or having a specific outcome. Exclusively licensed Title Country Application No. / Patent No. Publication No. / Grant Publication No. Application Date Expiration date Status Antimicrobial US App. No Not yet published 13 Dec 2018 n/a Pending Compounds And 16/309,516 Methods For Use Thereof Antimicrobial Europe App. No Not yet published 12 Dec 2018 n/a Pending Compounds And 17812663.7 Methods For Use Thereof Antimicrobial Malaysia App. No Not yet published 12 Dec 2018 n/a Pending Compounds And 2018002512 Methods For Use Thereof Antimicrobial Singapore App. No Not yet published 12 Dec 2018 n/a Pending Compounds And 11201811093R Methods For Use Thereof ALS - 2,3

IP STATUS OF ALS - 2 and ALS - 3 32 For illustrative purposes only. There is no guarantee of any project being completed or having a specific outcome. Exclusively licensed Title Country Application No. / Patent No. Publication No. / Grant Publication No. Application Date Expiration date Status Antimicrobial Compounds And Methods For Use Thereof China App. No 201780035312 . 8 Not yet published 6 Dec 2018 n/a Pending Antimicrobial Compounds And Methods For Use Thereof Indonesia App. No PID 2 01900183 Not yet published 9 Jan 2019 n/a Pending Antimicrobial Compounds And Methods For Use Thereof India App. No 201927001415 Not yet published 11 Jan 2019 n/a Pending Antimicrobial Compounds And Methods For Use Thereof Japan App. No 2018 - 565820 Not yet published 14 Dec 2018 n/a Pending Antimicrobial Compounds And Methods For Use Thereof Korea 10 - 2019 - 7001227 Not yet published 14 Jan 2019 n/a Pending ALS - 2,3 cont’d

IP STATUS OF ALS - 4 33 For illustrative purposes only. There is no guarantee of any project being completed or having a specific outcome. Exclusively licensed Title Country Application No. / Patent No. Publication No. / Grant Publication No. Application Date Expiration date Status Compounds And US App. No Not yet published 22 Jul 2018 n/a Pending Methods For The 16/041,836 Treatment Of Microbial Infections Compounds Affecting US App. No Not yet published 23 Jul 2018 n/a Pending Pigment Production 16/041,838 And Methods For Treatment Of Bacterial Diseases AL S - 4

IP STATUS OF NLS - 1 34 For illustrative purposes only. There is no guarantee of any project being completed or having a specific outcome. Technology 1 – Compound (Exclusively licensed) Title Country Application No. / Patent No. Publication No. / Grant Publication No. Application Date Expiration date Status Epigallocatechin gallate derivatives for inhibiting proteasome US 7544816 (App. No. 10/921,332) US2006/0041010 19 Aug 2004 3 Oct 2025 Granted Same as above US 8193377 (App. No. 11/660,513) US2008/0176931 15 Aug 2005 26 Nov 2026 Granted Same as above US 8710248 (App. No. 13/416,657) US2012/0232135 9 Mar 2012 15 Aug 2024 Granted Same as above US 9169230 (App. No. 14/229,315) US2014/0213802 28 Mar 2014 15 Aug 2024 Granted Same as above China 200580035478.7 CN101072764B 15 Aug 2005 15 Aug 2025 Granted Same as above Europe 1778663 (App. No. 05779886) n/a 15 Aug 2005 15 Aug 2025 Granted Same as above India 263365 (App. No. 603/KOLNP/2007) n/a 19 Feb 2007 15 Aug 2025 Granted Same as above Japan 5265915 (App. No. P200 7 - 526180) P2008 - 509939A 15 Aug 2005 15 Aug 2025 Granted NL S - 1

IP STATUS OF NLS - 1 35 For illustrative purposes only. There is no guarantee of any project being completed or having a specific outcome. NLS - 1 c on t ’ d Technology 2 – Indication for treatment of endodermises (Exclusively licensed) Title Country Application No. / Patent No. Publication No. / Grant Publication No. Application Date Expiration date Status Prodrug of green tea epigallocatechin - 3 - gallate (Pro - EGCG) for use in the treatment of endometriosis US 9713603 (App. No. 14/422,642) 2015/0216841 20 Aug 2013 20 Aug 2033 Granted Same as above US 10188629 (App. No. 15/628,001) 2017/0281591 20 Jun 2017 20 Aug 2033 Granted Same as above US App. No 16/259,620 n/a 28 Jan 2019 n/a Pending Same as above China 201380052717.4 104703596A 10 June 2015 n/a Pending Same as above Hong Kong 15111955.3 1210971 3 Dec 2015 n/a Pending

INDEPENDENT NON-EXECUTIVE DIRECTORS



PROFESSOR
DOUGLAS ARNER

Independent Non-Executive Director

Kerry Holdings Professor in Law, HKU



DR.
JUSTIN WU

Independent Non-Executive Director

Chief Operating Officer, CUHK Medical Centre



DR.
MIRKO SCHERER

Independent Non-Executive Director

CEO of TVM Capital China



MR.
CHARLES BATHURST

Independent Non-Executive Director

Founder of Summerhill Advisors Limited

SCIENTIFIC ADVISORS



DR.
NISHANT AGRAWAL

Senior Clinical Advisor

Professor of Surgery, School of Medicine, University of Chicago



DR.
HENRY CHAN LIK YUEN

Senior Advisor

Associate Dean, Faculty of Medicine, CUHK



DR.
PHILIP W.Y. CHIU

Senior Advisor

Professor, Department of Surgery, Institute of Digestive Disease, CUHK



DR.
VINCENT MOK CHUNG TONG

Senior Advisor

Head of Division of Neurology, Dept of Medicine & Therapeutics, CUHK



DR.
KENNY YU KWOK HEI

Scientific Assessment Committee Member

NIHR Academic Clinical Lecturer, the University of Manchester



DR.
KA-WAI KWOK

Scientific Assessment Committee Member

Assistant Professor, Department of Mechanical Engineering, the University of Hong Kong



DR.
JASON Y. K. CHAN

Scientific Assessment Committee Member

Assistant Professor, Department of Otorhinolaryngology, CUHK



DR.
OWEN KO HO

Scientific Assessment Committee Member

Assistant Professor, Department of Medicine and Therapeutics, CUHK



DR.
WAI-LUNG NG

Scientific Assessment Committee Member

Research fellow, Dana-Farber Cancer Institute/ Harvard Medical School



DR.
SUNNY WONG HEI

Scientific Assessment Committee Member

Assistant Professor, Department of Medicine and Therapeutics, CUHK



DR.
WILLIAM WU KA KEI

Scientific Assessment Committee Member

Associate Professor, Department of Anaesthesia and Intensive Care, CUHK

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